Exhibit 23.2

We hereby consent to the inclusion of our opinion letter dated April 13, 2007 to the Board of Directors of First Valley Bancorp, Inc. as Exhibit 8.2 to Form S-4 Registration Statement and any amendments thereto filed with the Securities and Exchange Commission relating to the proposed merger of New England Bancshares Acquisition, Inc. and First Valley Bancorp, Inc. and to the references to this firm and the opinion letter under the headings “Description of the Merger—Tax Consequences of the Merger” and “Legal Matters” in the Proxy Statement which are a part of the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

TYLER COOPER & ALCORN, LLP

By: /s/ William W. Bouton III

Dated this 13th day of

April, 2007